Prospectus Supplement No. 10	Filed Pursuant to Rule 424(b)(7)
To Prospectus Dated June 21, 2007	Registration No. 333-143941

COMMON STOCK

This prospectus supplement no. 10 supplements and amends the prospectus dated June 21, 2007, as previously supplemented on June 20, 2008, April 24, 2008, March 24, 2008, January 31, 2008, December 21, 2007, October 16, 2007, September 13, 2007, August 23, 2007 and July 24, 2007, relating to the resale from time to time of up to 4,327,725 shares, or the registered shares, of our common stock, par value $.01 per share, by persons who receive such shares in exchange for the 3.00% Exchangeable Senior Notes due 2027, or the notes, issued and sold by our operating partnership, SL Green Operating Partnership, L.P., in a private transaction on March 26, 2007.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The number of shares of common stock issuable upon exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the current conversion rate of 5.7703 shares of common stock per $1,000 principal amount of notes.  This conversion price is subject to adjustment in certain events.  Accordingly, the number of conversion shares may increase or decrease from time to time.  Information concerning other selling stockholders will be set forth in other prospectus supplements from time to time, if required.  The number of shares of common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the shares of common stock that we may issue to them in exchange for or on redemption of the notes.

The shares of common stock offered by this prospectus supplement may be offered from time to time by the selling stockholders named below:

Name	Number of shares beneficially owned before the offering	Number of shares offered hereby (1)	Number of shares beneficially owned after the offering (2)	Percentage of shares beneficially owned after the offering (2)(3)
Citigroup Global Markets Inc.*(4)	58,845	58,845	0	+
CNH CA Master Account, L.P. (5)	4,040	4,040	0	+
Satellite Convertible Arbitrage Master Fund, LLC (6)	14,426	14,426	0	+
Wachovia Capital Markets LLC*	17,957	17,957	0	+

+                 Indicates less than one percent (1%).

*                 The selling stockholders identified with this symbol have identified that they are, or are affiliates of, registered broker-dealers.  These selling stockholders have represented that they acquired their securities in the ordinary course of business and in the open market, and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  To the extent that we become aware that any such selling stockholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file either a post-effective amendment to the registration statement of which this prospectus supplement is a part or another prospectus supplement to designate such person as an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(1)          Represents the maximum number of our shares of common stock issuable in exchange for all of the selling stockholder’s notes, based on the current conversion rate of 5.7703 of our shares of common stock per $1,000 principal amount of the notes.  This conversion rate is, however, subject to adjustment.  As a result, the number of our shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)          Assumes the selling stockholder sells all of its shares of common stock offered pursuant to this prospectus supplement.

(3)          Based on a  total of  58,281,787 shares of common stock outstanding as of June 30, 2008.

(4)          The 58,845 shares reflect the total holdings of Citigroup Global Markets Inc. as of July 17, 2008 with respect to the 3.00% Exchangeable Senior Notes due 2027.

(5)   CNH Partners, LLC is the Investment Advisor of CNH CA Master Account, L.P. and has sole voting and dispositive power over the Registrable Securities.  Investment principals for CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.  The 4,040 shares reflect the total holdings of CNH CA Master Account, L.P. as of July 17, 2008 with respect to the 3.00% Exchangeable Senior Notes due 2027.

(6)          The discretionary investment manager of Satellite Convertible Arbitrage Master Fund, LLC is Satellite Asset Management, L.P. (“SAM”)  The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”).  The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabe Nechamkin.  SAM and SFM and each named individual disclaims beneficial ownership of the securities.

Investing in our shares of common stock involves risks.  See “Risk Factors” on page 2 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 17, 2008